華電國際電力股份有限公司

Huadian Power International Corporation Limited*

(A Sino-foreign investment joint stock company limited by shares incorporated in the PRC)

(Stock code: 1071)

CONTINUING CONNECTED TRANSACTION – COAL PROCUREMENT SERVICE AGREEMENT WITH HUADIAN COAL FOR 2008

On 14 April 2008, the Company and Huadian Coal entered into the Agreement, pursuant to which the Company has engaged Huadian Coal to provide management and co-ordination services in relation to coal procurement in the PRC for a total service fee not exceeding RMB56 million for the year 2008. The Company has entered into a similar coal procurement service agreement with Huadian Coal for the year 2007.

Huadian Coal is directly owned as to 51.28% by China Huadian, which is the controlling shareholder of the Company. Therefore, Huadian Coal is a connected person of the Company for the purpose of the Listing Rules and the entering into the Agreement constitutes a continuing connected transaction of the Company. As the relevant percentage ratios (as defined in Rule 14.07 of the Listing Rules) represented by the total service fee payable by the Company under the Agreement are more than 0.1% but less than 2.5%, the transaction falls within the provision under Rule 14A.34 of the Listing Rules, and therefore is only subject to the reporting and announcement requirements set out in Rules 14A.45 to 14A.47 of the Listing Rules and is exempt from the independent shareholders' approval requirement of Chapter 14A of the Listing Rules.

INTRODUCTION

On 14 April 2008, the Company and Huadian Coal entered into the Agreement, pursuant to which the Company has engaged Huadian Coal to provide management and co-ordination services in relation to coal procurement in the PRC. Under the Agreement, Huadian Coal agreed to, according to the coal demand schedule of the Group and with the objective of ensuring sufficient quantity and high standard quality of coal being supplied to the Group, assist the Company in negotiations of coal procurement contracts, inspection of coal received as well as arranging for railway and/or highway transportation of coal for the year 2008.

The Company entered into a similar coal procurement service agreement with Huadian Coal on 28 June 2007, details

dlw 4/21

of which can be found in the announcement published by the Company on 28 June 2007.

HUADIAN COAL

Huadian Coal was established on 8 September 2005 as a limited liability company in Beijing, the PRC. It is principally engaged in processing, sale, storage and transportation of coal products, electricity generation and related business (including provision of services contemplated under the Agreement). Huadian Coal currently has a registered capital of RMB1,560 million and is owned as to 51.28% by China Huadian, 20.19% by the Company and the remaining 28.53% by subsidiaries and associates of China Huadian other than the Company.

THE AGREEMENT:

1. Date

14 April 2008

2. Parties

(i) the Company; and

(ii) Huadian Coal.

3. Consideration and Payment Terms

The total service fee payable by the Company to Huadian Coal under the Agreement for the year 2008 shall not be more than RMB56 million which shall be paid on or before 31 December 2008. Apart from the Agreement, the Company has not conducted any other business with Huadian Coal as at the date of this announcement. Moreover, even though the services have been rendered by Huadian Coal since 1 January 2008, the Company has not paid any fees to Huadian Coal prior to the date of the Agreement pending the negotiation and finalization of the terms (including the consideration) of the Agreement.

The total service fee was determined after arms' length negotiation between the parties (negotiation took place since the end of 2007) by reference to the prevailing market rates for similar services and a combination of factors including the Company's expected demand for coal for the year 2008, the cost of human resources to be incurred by Huadian Coal and the Company's industry expertise and intelligence. The Directors, including the independent non-executive Directors, believe that the terms of the Agreement are no less favorable than terms which could normally be obtained from an independent third party service provider for similar services at similar scale of coal procurement.

4. Duration of the Services

The duration of the services to be provided by Huadian Coal under the Agreement shall be one year from 1 January 2008 (i.e. the date on which Huadian Coal first provided services to the Company as contemplated by the Agreement) to 31 December 2008. The Company intends to annually review its requirements for the services and the scope and fees of the services to be provided by Huadian Coal in order to maximize the economic benefits to the Company and its shareholders as a whole.

The service fee is calculated as a commission based on the amount of coal procured or to be procured by the Company. The annual cap of the Agreement for 2008 is RMB56 million.

The Agreement was entered into after the commencement of provision of such services due to the reason that additional time was required for the negotiation and finalization of the service scope and terms of the Agreement and the due satisfaction of the Company's internal approval process.

REASONS FOR THE TRANSACTION AND BENEFITS EXPECTED TO ACCRUE TO THE

COMPANY

The Company is principally engaged in the construction and operation of power-plants and other businesses related to power generation. Taking advantage of the brand of China Huadian, Huadian Coal has built good relationship with the relevant authorities and local governments. Huadian Coal also maintains good relationship in cooperation with major State-owned coal mines and coal suppliers, which are essential to secure the coal supply for power plants and stabilize the coal price. In addition, as the Company has expanded its operations beyond its traditional base in Shandong to Sichuan, Ningxia, Henan and Anhui, Huadian Coal's coal procurement network across the PRC will facilitate the Company's increasing demand for coal and power generation in these fast developing provinces. The Company believes that engaging Huadian Coal to provide the services under the Agreement will enable the Group to focus on the exploration of new coal resources and transportation networks and enter into medium to long term agreements with large mines, which in turn will help the Group to secure a stable coal supply at a favorable price. By leveraging on Huadian Coal's scale advantage, the Company can mobilize coal more efficiently across the regions.

The Company has entered into a similar coal procurement service agreement with Huadian Coal on 28 June 2007. The actual amount of fees paid by the Company under the previous agreement for 2007 was approximately RMB36,000,000 and the annual cap under the previous agreement for 2007 was also RMB36,000,000. Due to the expected expansion of operation of the Group, it is expected that the Group's power generation and demand for coal for the year 2008 will also increase. Consequently, the maximum total service fee payable by the Company to Huadian Coal under the Agreement represents an increase of RMB20 million as compared to the total service fee payable in the year 2007, despite the maximum service fee per tonne of coal procured remains unchanged for the years 2007 and 2008.

The Directors, including the independent non-executive Directors, believe that the transactions under the Agreement are on normal commercial terms, and are fair and reasonable and in the interests of the Company and its shareholders as a whole.

CONTINUING CONNECTED TRANSACTION

Huadian Coal is directly owned as to 51.28% by China Huadian, which is the controlling shareholder of the Company. Therefore, Huadian Coal is a connected person of the Company for the purpose of the Listing Rules and the entering into of the Agreement constitutes a continuing connected transaction of the Company. As the relevant percentage ratios (as defined in Rule 14.07 of the Listing Rules) represented by the total service fee payable by the Company under the Agreement are more than 0.1% but less than 2.5%, the transaction falls within the provision under Rule 14A.34 of the Listing Rules, and therefore is only subject to the reporting and announcement requirements set out in Rules 14A.45 to 14A.47 of the Listing Rules and is exempt from the independent shareholders' approval requirement of Chapter 14A of the Listing Rules.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions shall have the following meanings:

"Agreement"	means the coal procurement service agreement dated 14 April 2008 entered into between the Company and Huadian Coal
"associate(s)"	has the meaning ascribed thereto under the Listing Rules
"China Huadian"	means 中國華電集團公司 China Huadian Corporation*, a wholly State-owned enterprise, and the controlling shareholder of the Company
"Company"	mean 華電國際電力股份有限公司Huadian Power International Corporation Limited*, a Sino-foreign investment joint stock company limited by shares incorporated in the PRC, whose H shares and A shares are listed on The Stock Exchange of Hong Kong

	Limited and the Shanghai Stock Exchange respectively
"connected person(s)"	has the meaning ascribed thereto under the Listing Rules
"Directors"	means the directors of the Company
"Group"	means the Company and its subsidiaries
"Huadian Coal"	means 華電煤業集團有限公司 Huadian Coal Industry Group Company Limited*, a limited liability company established under the laws of the PRC
"Listing Rules"	means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"PRC"	means the People's Republic of China
"RMB"	means Renminbi, the lawful currency of the PRC

By order of the board of Directors
Huadian Power International Corporation Limited*
Zhou Lianqing
Secretary to the Board

As at the date of this announcement, the board of Directors comprises: Cao Peixi (Chairman, Non-executive Director), Chen Feihu (Vice Chairman, Non-executive Director), Zhu Chongli (Vice Chairman, Non-executive Director), Chen Jianhua (Executive Director), Peng Xingyu (Non-executive Director), Wang Yingli (Non-executive Director), Chen Bin (Non-executive Director), Zhong Tonglin (Executive Director), Zhao Jinghua (Independent non-executive Director), Ding Huiping (Independent non-executive Director), Wang Chuanshun (Independent non-executive Director) and Hu Yuanmu (Independent non-executive Director).

Beijing, the PRC

14 April 2008

* *For identification purpose only*

END